RICHARDSON

& ASSOCIATES

ATTORNEYS AT LAW

May 12, 2017

United States

Securities and Exchange Commission

Washington D.C. 20549

Attention:          Larry Spirgel, Assistant Director

                        AD Office 11 - Telecommunications

                        Courtney Lindsay, Staff Attorney

                        Kathleen Krebs, Special Counsel

Re:      Wytec International, Inc.

            Pre-Effective Amendment Number One to the Registration Statement on Form S-1

            Filed January 10, 2017

            File No. 333-215496

Dear Commission:

Enclosed for filing on behalf of Wytec International, Inc., a Nevada corporation (the "Company"), is Pre-Effective Amendment Number One to the Registration Statement on Form S-1, marked to indicate changes from the original filing.  The following are our responses to the comments contained in your letter to the Company, dated February 6, 2017:

Prospectus Cover Pages

  We have added additional disclosure on the cover page, the Q and A section, the summary section and in risk factors, of the fact that William H. Gray is both the CEO and a director of Competitive Companies, Inc. ("CCI") and Wytec International, Inc., and has voting control of both through his ownership of Series D Preferred Stock in CCI and Series C Preferred Stock in the Company, as well as related conflicts of interest.  In "Risk Factors - After the Spin-Off, a majority of our voting capital stock will continue to be owned by our chief executive officer", we allude to Mr. Gray's voting control, and have augmented that disclosure to satisfy your request.

  The material terms of the warrants being distributed are now disclosed on the cover page of the Prospectus.

  We have revised our references to "listing" our common stock for trading on the OTC-QB Market, wherever made, to note that the OTC-QB Market is not an exchange and requires a market maker to submit an application to FINRA to quote our securities on any over-the-counter market.  We also already have risk factor disclosure of this FINRA process on page 18 of the Prospectus, and have supplemented it appropriately to make it clear that the OTB-QB Market is not an exchange, rather, it is an over-the-counter quotation system.

1453 Third Street Promenade, Suite 315, Santa Monica, California 90401

Telephone (310) 393-9992   Facsimile (310) 393-2004

United States

Securities and Exchange Commission

May 12, 2017

Prospectus Summary, page 7

  We have added disclosure in the Prospectus Summary that we are in the preliminary phases of developing and marketing internet access services and testing our LPN-16 technology.  We also state that the launch of our LPN-16 product line is currently uncertain and may be delayed, subject to availability of capital.

  We have added disclosure in the Prospectus Summary regarding the primary source of our historic revenue, and that the Wylink Link Program was discontinued in 2016.  We are currently offering to acquire remaining outstanding Links by exchanging for them with our Series B Preferred Stock and warrants.  We add disclosure of doubts regarding our ability to continue as a going concern in the Prospectus Summary, as expressed by our auditors.

  We removed the pictures on page 8 of the Prospectus.

Cautionary Statement Regarding Forward-Looking Statements, page 19

  We have removed reference to the safe harbor on page 19 of the Prospectus.

The Spin-Off, page 20

Background, page 20

  On page 20 of the Prospectus, we clarify that the quoted parenthetical refers to how we calculated the percentage of the Company's outstanding warrants being distributed.  CCI owns that percentage of the Company's outstanding warrants, and is distributing only the ones it owns, and all of the ones it owns.

Reasons for the Spin-Off, page 21

  We have added an additional explanation on page 21 of the Prospectus of the reasons for the Spin-Off to explain how and why the two companies are pursuing separate strategies.

Management's Discussion and Analysis, page 28

Results of Operations for the Twelve Months Ended December 31, 2016 and 2015, page 31

  We have expanded the discussion in this section of the Prospectus to separately quantify the change in revenue due to changes in price and volume.

Liquidity and Capital Resources, page 31

  We have added a summary of our $800,000 revolving line of credit to CCI and explained how we intend to fund it.  We also estimate our cash requirements over the next 12 months and how long our current cash will meet those needs.

Business, page 33

  We have added a subsection to this section of the Prospectus entitled "Business - License Agreement with CCI" containing a summary of the License Agreement.

United States

Securities and Exchange Commission

May 12, 2017

Intellectual Property, page 42

  We have added a table to this section of the Prospectus listing all of our patents and their actual or estimated expiration dates.

Government Regulations, page 42

  We have expanded the discussion in this section of the Prospectus to identify specific FCC regulations that apply to our business (i.e., primarily relating to obtaining and registering telecommunications links for wireless transmissions over particular spectrums), and how those regulations apply and effect our diamond ring installations and operations.  We also briefly discuss federal regulations applicable to our internet service selling operation.

Management, page 43

Committees of the Board of Directors, page 44

  We have added estimated time frames for the formation of these committees.

Summary Compensation Table, page 48

  We have updated the Summary Compensation Table on page 48 of the Prospectus to include fiscal years 2015 and 2016.

Security Ownership of Certain Beneficial Owners and Management, page 49

  We have reviewed our shareholder lists to ensure that we have listed all beneficial owners of more than 5% of any class of outstanding voting securities that we have, providing the disclosure required by Item 403(a) of Regulation S-K as to each class of voting securities.  We also revised our beneficial ownership table to disclose total voting power of each beneficial owner in a separate column.  We added footnote disclosure discussing the voting rights of each class of securities.

  We have made sure that the beneficial ownership table reflects all Wytec International, Inc. ("Wytec") shares underlying all outstanding Wytec warrants and underlying all outstanding Wytec Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (none in the case of Series C Preferred Stock), beneficially owned by each person.

Certain Relationships and Related Party Transactions, page 50

  In this section of the Prospectus, we provide summaries of the material agreements between Wytec and CCI.

Description of Capital Stock, page 51

Warrants, page 53

  We have added more detailed disclosure of all the outstanding Wytec warrants, including specifically the warrants owned and to be distributed by CCI in the Spin-Off, including the material terms of those warrants.

United States

Securities and Exchange Commission

May 12, 2017

Financial Statements

Consolidated Statements of Operations, pages F-4 and 4

  In the Statement of Operations, we have added disclosure of Earnings (Loss) per share pursuant to ASC sections 260-10-45 and 260-10-50.

Note A - Significant Accounting Policies, pages F-6 and 8

  We have expanded the disclosure of accounting policy for revenue recognition to describe in greater detail the obligations to the customers that trigger deferred revenue recognition.  This expanded disclosure was added under "Management's Discussion and Analysis of Financial Condition and Results of Operation - Deferred Revenue" on page 34 of the Prospectus.

  We explain in this section the reason for recognizing commission expense prior to recognizing the revenue for the sale, including a description of the terms of our prior commission arrangements (we no longer sell Links), and the fact that sales commissions were payable regardless of future revenue from the sale.  See Note A - "Significant Accounting Policies - Revenue Recognition" on page 8 of the Notes to the Financial Statements.

  We have expanded our presentation to clarify how the financial statements for Wytec were derived from those of CCI, and how allocations were made from CCI for selling, general and administrative expenses.  See Note A - "Significant Accounting Policies - Allocations Among the Company and Competitive Companies, Inc." on page 10 of the Notes to the Financial Statements."

  We determined that the acquisition of Capaciti Networks, Inc. ("Capaciti") by Wytec was not significant to Wytec pursuant to Rule 3-05 of Regulation S-X for the following reasons: Investment Test - Capaciti is not significant relative to Wytec because the $128,824 book value of the Wytec treasury stock issued to purchase Capaciti is 3.5% of Wytec's pre-acquisition consolidated total assets of $3,727,508.  Asset Test - Capaciti's total assets of $28,066 are insignificant compared to Wytec's pre-acquisition consolidated total assets of $3,727,508.  Capaciti's total assets of $28,066 are less than 0.8% of Wytec's pre-acquisition consolidated total assets of $3,727,508.  Income Test - Capaciti is not significant relative to Wytec because Capaciti's current period pre-tax income (loss) ($36,212 loss) is 1.2% of Wytec's current period pre-tax income (loss) of ($2,926,763 loss).

Note G - Related Party Transactions, page F-11 and Note H - Related Party Transactions, page 14

  The finalization of our Separation and Distribution Agreement between Wytec and CCI may be the only other written agreement with respect to intercompany services.  If other service agreements are made in the future, disclosure of them will be added.  We have revised the disclosure in the Prospectus on page 50 accordingly.

United States

Securities and Exchange Commission

May 12, 2017

Note I - Subsequent Events, page 17

  The acquisition of Capaciti from CCI is now incorporated into the two-year audited Financial Statements, included in this amended registration statement, as described in "Note F - Related Party Transactions - Purchase of Capaciti" on page 15 of the Notes to the Financial Statements.  We expanded the Prospectus, on page 35, to include "Management's Discussion and Analysis of Financial Condition and Results of Operation - Purchase of Capaciti Networks."  The amount, terms and satisfaction of the debt inherited, and owed to CCI, when Capaciti was acquired are discussed in that new section.  All subsequent events through the date of this amended filing are disclosed in "Note I - Subsequent Events" beginning on page 17 of the Notes to the Financial Statements.  See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Purchase of Capaciti Networks," on page 35 of the Prospectus, Note A - "Significant Accounting Policies - Description of Business and Principles of Consolidation" on page 8 of the Notes to the Financial Statements, and Note F - "Related Party Transactions - Purchase of Capaciti" on page 15 of the Notes to the Financial Statements.

  We have added disclosure regarding the refund for two Registered Links to explain the details of the refunds.  See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Repurchase of Registered Links" on page 34 of the Prospectus.

  We have added disclosure under "Note A - Significant Accounting Policies - Construction in Process" on page 9 of the Notes to Financial Statements" to include our accounting policy for accruing future costs after the time of sale of a Link and the methodology used to amortize those costs over the period that revenues are recognized.

  We have disclosed  an estimate of the costs that we would incur if we refunded the purchase prices of the remaining outstanding 69 Links, and how those refunds would affect deferred revenue amounts recorded as of the balance sheet date.  See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Deferred Revenue" on page 34 of the Prospectus.

  We have included a summary of the revolving promissory note issued by CCI to Wytec under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" on page 31 of the Prospectus.

Signature Page

  The Company's principal financial officer is William H. Gray and he will be designated as such on his signature line on the signature page of the Registration Statement.

Exhibits

Opinion of Richardson & Associates as to the legality of the securities being registered

  We have revised the legal opinion to (a) cover the warrants, (b) distinguish securities already outstanding from shares underlying the warrants with respect to the "when issued" language, and (c) remove the assumption regarding the "filing and recording of appropriate certificates.".

Sincerely,

Mark J. Richardson, Esq.

               For

Richardson & Associates